Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

September 30, 2024
Re:	ZIM Integrated Shipping Services Ltd. Form 20-F for the Fiscal Year ended December 31, 2023 Filed March 13, 2024 File No. 001-39937

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joseph Klinko
         Karl Hiller

Dear Mr. Klinko and Mr. Hiller:

On behalf of our client, ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F (the “Annual Report”) contained in the Staff’s letter dated September 19, 2024.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Form 20-F for the Fiscal Year ended December 31, 2023

Reports of Independent Registered Public Accounting Firms, page F-3

1.	We note that your principal auditor indicates the firm did not audit the financial statements of your subsidiary ZIM American Integrated Shipping Services Company, LLC, though has instead relied on the audit of FORVIS LLP with respect to that entity. However, the audit opinion on page F-6 covers only the earliest two fiscal years within the three year period for which financial statements are provided in your filing.

Therefore, it is unclear whether the audit work of your principal auditor includes the more recent financial statements of the subsidiary or if there is continued reliance on the work of the other auditor with regard to the subsidiary for all periods. Please discuss this observation with your auditors and arrange to obtain and file a revised audit opinion from the principal auditor that will clarify this matter and if there is continued reliance also include the audit opinion from the other auditor that covers all periods.

Please refer to Instruction 2 to Item 8.A.2 of Form 20-F, Rule 2-02(a)(4) of Regulation S-X, and PCAOB AS 1206.08 if you require further clarification or guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that for the year ending December 31, 2022 and prior years the Company’s principal auditors, Somekh Chaikin, a member firm of KPMG International, (hereafter “KPMG”), has relied on FORVIS LLP for the audit of the Company’s wholly-owned subsidiary, ZIM American Integrated Shipping Services Company, LLC. This subsidiary’s assets constituted 4% of the Company’s total consolidated assets as at December 31, 2022 and revenues of such subsidiary constituted 0% of the Company’s total consolidated revenues for the year ending December 31, 2022.

For the year ending December 31, 2023, KPMG did not rely on other auditors. Accordingly, the audit opinion referenced reliance on other auditors solely with respect to the percentage of assets for which reliance was applicable as of December 31, 2022 and, therefore, FORVIS’s audit opinion does not relate to 2023. Accordingly, the Company and KPMG believe that the audit opinion included in the Annual Report accurately reflects the circumstances as explained above.

The Company further notes that it is not anticipated that KPMG will rely on other auditors in future years. As such, no reliance paragraph will be included in future filings.

* * *

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com or Xavier Destriau at +972 4 865-2702 or destriau.xavier@zim.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Xavier Destriau, Chief Financial Officer of the Company
Dan Gibbons, Davis Polk & Wardwell LLP

September 30, 2024	2